LINDQUIST & VENNUM P.L.L.P.

4200 IDS CENTER 80 SOUTH EIGHTH STREET MINNEAPOLIS, MN 55402-2274 TELEPHONE: 612-371-3211 FAX: 612-371-3207	IN DENVER: 600 17TH STREET, SUITE 1800 SOUTH DENVER, COLORADO 80202-5441 TELEPHONE: 303-573-5900 FAX: 303-573-1956

ATTORNEYS AT LAW	www.lindquist.com

JONATHAN B. LEVY

612-371-2412

jlevy@lindquist.com

April 19, 2006

VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F. Street, NE
Washington D.C. 20549

Re:          Winmark Corporation
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Winmark Corporation (the “Company”) and pursuant to the Securities Act of 1933, as amended (the “Act”), and the general rules and regulations under the Act, transmitted electronically herewith for filing via EDGAR is the Company’s Registration Statement on Form S-1 with exhibits. This Form S-1 relates to a shelf offering of up to $50 million in principal of renewable unsecured subordinated notes.

The filing fee for this registration statement is $5,350. The filing fee has been wired to the SEC’s account at the Mellon Bank in Pittsburgh, Pennsylvania.

If you have any questions or comments concerning the Registration Statement or desire any additional information, please contact me at (612) 371-2412.

Very truly yours,

LINDQUIST & VENNUM

/s/ Jonathan B. Levy

CC:          Brett Heffes

Cate Heaven

Ed Elverud

Mike Kolar

Patrice Kloss